UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PARDES BIOSCIENCES, INC.

(Name of Subject Company)

PARDES BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69945Q105

(CUSIP Number of Class of Securities)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen Ethan A. Skerry Ran D. Ben-Tzur Jennifer J. Hitchcock Michael S. Pilo Fenwick & West LLP 555 California Street San Francisco, California 94104 (415)-875-2300	Elizabeth H. Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Pardes Biosciences, Inc., a Delaware corporation (“Pardes” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2023 (as amended and restated on August 17, 2023, and as may be further amended, restated or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer (the “Offer”) made by MediPacific Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of MediPacific, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) $2.13 per Share (the “Cash Amount”) and (ii) one non-transferable contractual contingent value right per Share, pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023, among Pardes, Parent and Purchaser and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2023 (as amended, restated or supplemented as of the date hereof, and as may be further amended, restated or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated July 28, 2023, each of which is attached to the Tender Offer Statement on Schedule TO-T/A filed by the Purchaser and Parent with the SEC on August 17, 2023, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The total Cash Amount that Purchaser will pay pursuant to the terms of the Offer is $2.13 per Share (excluding any amount which may or may not be payable pursuant to the CVR). As a result, if you tender your Shares in the Offer, you will receive (i) $2.13 per Share and (ii) one non-transferable CVR per Share, all in accordance with the terms of the Offer.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

On page 41, the first full paragraph is amended and restated as follows (new language underlined, deleted language stricken):

The foregoing discussion of reasons considered by the Special Committee and non-recused members of the Pardes Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Special Committee and non-recused members of the Pardes Board. The Special Committee and non-recused members of the Pardes Board conducted an overall review of the factors described above, including thorough discussions with the Special Committee’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations. The Special Committee and non-recused members of the Pardes Board considered each of the analyses performed by Leerink Partners in the context of the opinion provided by Leerink Partners, and expressly adopted the analysis and the opinion of Leerink Partners, in reaching its determination as to the fairness of the Transactions, including the Offer and the Merger.~~as well as various additional factors, as discussed above.~~ In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee and non-recused members of the Pardes Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Special Committee and each non-recused member of the Pardes Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Special Committee and non-recused members of the Pardes Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support the ultimate determination of the Special Committee and non-recused members of the Pardes Board. Instead, the Special Committee and non-recused members of the Pardes Board based their recommendations on the totality of the information presented.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2023	Pardes Biosciences, Inc.

	By:	/s/ Thomas G. Wiggans
		Name:	Thomas G. Wiggans
		Title:	Chief Executive Officer and Chair of the Board of Directors

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